December 1, 2010

Mr. Sirimal R. Mukerjee, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-4628

RE: China ShouGuan Mining Corporation
       Registration Statement on Form S-1
       File No. 333-167964

Dear Mr. Mukerjee:

Please consider this letter the request of China ShouGuan Mining Corporation., Registrant herein, to withdraw our letter request for acceleration to allow you sufficient time to review our latest amendment and responses to your comments.

Thank you for your kind assistance in this matter.

Regards,

/s/ Feize Zhang

Feize Zhang,
President and CEO